Exhibit 99.1

Santiago, Chile, October 24, 2008

Mr. Guillermo Larraín Ríos
Superintendent of Securities and Insurance

For your consideration:

As a result of the amendment of the tender offer for the shares of Compañía de Telecomunicaciones de Chile S.A. (“CTC”) launched by Inversiones Telefónica Internacional Holding Limitada, and duly authorized by the Chairman of the Board of Directors of the same, attached are opinions of CTC directors Emilio Gilolmo, Hernán Cheyre, Andrés Concha, Fernando Bustamante, Marco Colodro, Carlos Díaz and Benjamin Holmes.  Signed originals will be sent on Monday, October 27, 2008.

The opinions of CTC directors Narcis Serra and Patricio Rojas are still pending and will be sent on Monday, October 27, 2008.

With nothing further, kind regards,

/s/ Cristían Aninat S.
Cristían Aninat S.
Secretary General

Santiago, Chile, October 24, 2008

Shareholders of Compañía de Telecomunicaciones de Chile S.A.

Re: Increase in the offered price for shares of Compañía de Telecomunicaciones de Chile S.A. by Telefónica, S.A. through its affiliate Inversiones Telefónica Internacional Holding Limitada.

Dear Shareholders:

As part of the tender offer (the “Offer to Purchase”) launched by Inversiones Telefónica Internacional Holding Limitada (the “Offeror”), and in accordance with the announcement published in the Diario Financiero on October 13, 2008, the Offeror has stated that it has increased its offer for Compañía de Telecomunicaciones de Chile S.A. (“CTC”) Series A Common Stock from $1,000 to $1,100 Chilean pesos per share and for CTC Series B Common Stock from $900 to $990 Chilean pesos per share (the “Offer”), to be paid according to the same terms and conditions as before.

Considering the increase in the price of the Offer, together with the reasons detailed in my letter dated October 24, 2008, and in light of the factors described on pages 10 to 12 of the Supplement to the Offer to Purchase filed by Telefónica, S.A. with the U.S. Securities and Exchange Commission, and sent to the Chilean Securities and Exchange Commission on October 24, 2008, I ratify the conclusions contained in said letter dated October 24, 2008. In addition to the reasons set forth therein, due to the volatility observed in the capital markets in recent weeks and the increase in uncertainty, I consider that in the present circumstances the offered price constitutes a reasonable price to CTC shareholders. If I was a CTC shareholder, I would accept the Offer.

Nevertheless, I caution that the final decision regarding whether or not to tender your shares must be made by you. You should make an informed decision after consulting your legal, financial, tax and other advisors as appropriate.

Kind Regards,

/s/ Benjamin Holmes Bierwirth
Benjamin Holmes Bierwirth
Alternate Director

Santiago, Chile, October 24, 2008

Shareholders of Compañía de Telecomunicaciones de Chile S.A.

Re: Increase in the offered price for shares of Compañía de Telecomunicaciones de Chile S.A. by Telefónica, S.A. through its affiliate Inversiones Telefónica Internacional Holding Limitada.

Dear Shareholders:

As part of the tender offer (the “Offer to Purchase”) launched by Inversiones Telefónica Internacional Holding Limitada (the “Offeror”), and in accordance with the announcement published in the Diario Financiero on October 13, 2008, the Offeror has stated that it has increased its offer for Compañía de Telecomunicaciones de Chile S.A. (“CTC”) Series A Common Stock from $1,000 to $1,100 Chilean pesos per share and for CTC Series B Common Stock from $900 to $990 Chilean pesos per share (the “Offer”), to be paid according to the same terms and conditions as before.

Considering the increase in the price of the Offer, together with the reasons detailed in my letter dated October 24, 2008, and in light of the factors described on pages 10 to 12 of the Supplement to the Offer to Purchase filed by Telefónica, S.A. with the U.S. Securities and Exchange Commission, and sent to the Chilean Securities and Exchange Commission on October 24, 2008, I ratify the conclusions contained in said letter dated October 24, 2008. In addition to the reasons set forth therein, due to the volatility observed in the capital markets in recent weeks and the increase in uncertainty, I consider that in the present circumstances the offered price constitutes a reasonable price to CTC shareholders. If I was a CTC shareholder, I would accept the Offer.

Nevertheless, the final decision regarding whether or not to tender your shares must be made by you. You should make an informed decision after consulting your legal, financial, tax and other advisors as appropriate.

Kind Regards,

/s/ Hernán Cheyre V.
Hernán Cheyre V.
Director

Santiago, Chile, October 24, 2008

Shareholders of Compañía de Telecomunicaciones de Chile S.A.

Re: Increase in the offered price for shares of Compañía de Telecomunicaciones de Chile S.A. by Telefónica, S.A. through its affiliate Inversiones Telefónica Internacional Holding Limitada.

Dear Shareholders:

As part of the tender offer (the “Offer to Purchase”) launched by Inversiones Telefónica Internacional Holding Limitada (the “Offeror”), and in accordance with the announcement published in the Diario Financiero on October 13, 2008, the Offeror has stated that it has increased its offer for Compañía de Telecomunicaciones de Chile S.A. (“CTC”) Series A Common Stock from $1,000 to $1,100 Chilean pesos per share and for CTC Series B Common Stock from $900 to $990 Chilean pesos per share (the “Offer”), to be paid according to the same terms and conditions as before.

Considering the increase in the price of the Offer, together with the reasons detailed in my letter dated October 24, 2008, and in light of the factors described on pages 10 to 12 of the Supplement to the Offer to Purchase filed by Telefónica, S.A. with the U.S. Securities and Exchange Commission, and sent to the Chilean Securities and Exchange Commission on October 24, 2008, I ratify the conclusions contained in said letter dated October 24, 2008 and I conclude that the offered price constitutes a fair price to CTC shareholders and I recommend the acceptance of the Offer.

I caution that the final decision regarding whether or not to tender your shares must be made by you. You should make an informed decision after consulting your legal, financial, tax and other advisors as appropriate.

Kind Regards,

/s/ Marco Colodro Hadjes
Marco Colodro Hadjes

Santiago, Chile, October 24, 2008

Shareholders of Compañía de Telecomunicaciones de Chile S.A.

Re: Increase in the offered price for shares of Compañía de Telecomunicaciones de Chile S.A. by Telefónica, S.A. through its affiliate Inversiones Telefónica Internacional Holding Limitada.

Dear Shareholders:

As part of the tender offer (the “Offer to Purchase”) launched by Inversiones Telefónica Internacional Holding Limitada (the “Offeror”), and in accordance with the announcement published in the Diario Financiero on October 13, 2008, the Offeror has stated that it has increased its offer for Compañía de Telecomunicaciones de Chile S.A. (“CTC”) Series A Common Stock from $1,000 to $1,100 Chilean pesos per share and for CTC Series B Common Stock from $900 to $990 Chilean pesos per share (the “Offer”), to be paid according to the same terms and conditions as before.

Considering the increase in the price of the Offer, together with the reasons detailed in my letter dated October 24, 2008, and in light of the factors described on pages 10 to 12 of the Supplement to the Offer to Purchase filed by Telefónica, S.A. with the U.S. Securities and Exchange Commission, and sent to the Chilean Securities and Exchange Commission on October 24, 2008, I ratify the conclusions contained in said letter dated October 24, 2008 and I conclude that the offered price constitutes a fair price to CTC shareholders and I recommend the acceptance of the Offer.

I caution that the final decision regarding whether or not to tender your shares must be made by you. You should make an informed decision after consulting your legal, financial, tax and other advisors as appropriate in order to receive the full benefits of the offer.

Kind Regards,

/s/ Fernando Bustamante Huerta
Fernando Bustamante Huerta

Santiago, Chile, October 24, 2008

Shareholders of Compañía de Telecomunicaciones de Chile S.A.

Re: Increase in the offered price for shares of Compañía de Telecomunicaciones de Chile S.A. by Telefónica, S.A. through its affiliate Inversiones Telefónica Internacional Holding Limitada.

Dear Shareholders:

As part of the tender offer (the “Offer to Purchase”) launched by Inversiones Telefónica Internacional Holding Limitada (the “Offeror”), and in accordance with the announcement published in the Diario Financiero on October 13, 2008, the Offeror has stated that it has increased its offer for Compañía de Telecomunicaciones de Chile S.A. (“CTC”) Series A Common Stock from $1,000 to $1,100 Chilean pesos per share and for CTC Series B Common Stock from $900 to $990 Chilean pesos per share (the “Offer”), to be paid according to the same terms and conditions as before.

Considering the increase in the price of the Offer, together with the reasons detailed in my letter dated October 24, 2008, and in light of the factors described on pages 10 to 12 of the Supplement to the Offer to Purchase filed by Telefónica, S.A. with the U.S. Securities and Exchange Commission, and sent to the Chilean Securities and Exchange Commission on October 24, 2008, I ratify the conclusions contained in said letter dated October 24, 2008 and I conclude that the offered price constitutes a fair price to CTC shareholders and I recommend the acceptance of the Offer.

I caution that the final decision regarding whether or not to tender your shares must be made by you. You should make an informed decision after consulting your legal, financial, tax and other advisors as appropriate.

Kind Regards,

/s/ Emilio Gilolmo López
Emilio Gilolmo López

Santiago, Chile, October 24, 2008

Shareholders of Compañía de Telecomunicaciones de Chile S.A.

Re: Increase in the offered price for shares of Compañía de Telecomunicaciones de Chile S.A. by Telefónica, S.A. through its affiliate Inversiones Telefónica Internacional Holding Limitada.

Dear Shareholders:

As part of the tender offer (the “Offer to Purchase”) launched by Inversiones Telefónica Internacional Holding Limitada (the “Offeror”), and in accordance with the announcement published in the Diario Financiero on October 13, 2008, the Offeror has stated that it has increased its offer for Compañía de Telecomunicaciones de Chile S.A. (“CTC”) Series A Common Stock from $1,000 to $1,100 Chilean pesos per share and for CTC Series B Common Stock from $900 to $990 Chilean pesos per share (the “Offer”), to be paid according to the same terms and conditions as before.

Considering the increase in the price of the Offer, together with the reasons detailed in my letter dated October 24, 2008, and in light of the factors described on pages 10 to 12 of the Supplement to the Offer to Purchase filed by Telefónica, S.A. with the U.S. Securities and Exchange Commission, I ratify the conclusions contained in said letter dated October 24, 2008. The severe volatility and decreases in value that have affected security prices in capital markets around the world during the month of October serve, in my opinion, to make the offered price a good alternative for CTC shareholders and, for this reason, I recommend the acceptance of the Offer.

Nevertheless, I caution that the final decision regarding whether or not to tender your shares must be made by you. You should make an informed decision after consulting your legal, financial, tax and other advisors as appropriate.

Kind Regards,

/s/ Andrés Concha Rodríguez
Andrés Concha Rodríguez
Director

Santiago, Chile, October 24, 2008

Shareholders of Compañía de Telecomunicaciones de Chile S.A.

Re: Increase in the offered price for shares of Compañía de Telecomunicaciones de Chile S.A. by Telefónica, S.A. through its affiliate Inversiones Telefónica Internacional Holding Limitada.

Dear Shareholders:

As part of the tender offer (the “Offer to Purchase”) launched by Inversiones Telefónica Internacional Holding Limitada (the “Offeror”), and in accordance with the announcement published in the Diario Financiero on October 13, 2008, the Offeror has stated that it has increased its offer for Compañía de Telecomunicaciones de Chile S.A. (“CTC”) Series A Common Stock from $1,000 to $1,100 Chilean pesos per share and for CTC Series B Common Stock from $900 to $990 Chilean pesos per share (the “Offer”), to be paid according to the same terms and conditions as before.

Considering the increase in the price of the Offer, together with the reasons detailed in my letter dated October 24, 2008, and in light of the factors described on pages 10 to 12 of the Supplement to the Offer to Purchase filed by Telefónica, S.A. with the U.S. Securities and Exchange Commission, and sent to the Chilean Securities and Exchange Commission on October 24, 2008, I ratify the conclusions contained in said letter dated October 24, 2008. In addition to the reasons set forth therein, due to the volatility observed in the capital markets in recent weeks and the increase in uncertainty, I consider that in the present circumstances the offered price constitutes a reasonable price to CTC shareholders. If I was a CTC shareholder, I would accept the Offer.

Nevertheless, the final decision regarding whether or not to tender your shares must be made by you. You should make an informed decision after consulting your legal, financial, tax and other advisors as appropriate.

Kind Regards,

/s/ Carlos Díaz Vergara
Carlos Díaz Vergara
Deputy Director